SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 22, 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-167844) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibits to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-167844):

Exhibit	Document
1	The Regulatory News Service announcement entitled “Lloyds Banking Group Anounces Update on Irish Portfolio” published on December 12, 2010.
2	The interim management statement of Lloyds Banking Group plc for the three months ended September 30, 2010 published on November 2, 2010.
3	The Regulatory News Service announcement entitled “Appointment of New Chief Executive Officer” published on November 3, 2010.
4	The Regulatory News Service announcement entitled “Lloyds Banking Group Announces Appointment of New Chief Executive Officer” published on November 3, 2010.
5	The Regulatory News Service announcement entitled “Lloyds Banking Group Announces New Board Appointment” published on November 16, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ Tim J.W. Tookey
	Name:	Tim J.W. Tookey
	Title:	Group Finance Director Lloyds Banking Group plc

22 December 2010

Exhibit 1

126/10	17 December 2010

LLOYDS BANKING GROUP ANNOUNCES UPDATE ON IRISH PORTFOLIO

Since the release of its Interim Management Statement on 2 November 2010, the Group has seen a further significant deterioration in market conditions in the Republic of Ireland, with concerns over the country’s fiscal position leading ultimately to the approval of its application for EU-IMF financial support on 21 November. Market sentiment has continued to be negatively affected by uncertainty about the political situation and about the economic impact of the austerity measures introduced in the Irish Budget of 7 December.

As a result, we are concerned that any economic recovery in the Republic of Ireland may take longer to achieve, and that asset prices will remain depressed for longer, than previously anticipated. While the Board will continue to review the status of the Irish portfolio as the Group prepares its year end accounts, it believes that the recent significant deterioration in the Irish market will affect the timing and level of value realisation from this portfolio.

Therefore, the Board anticipates that, compared to 30 June 2010, approximately a further 10 per cent of the £26.7 billion Irish portfolio will become impaired by the 2010 year end. Furthermore, the Board believes that it is prudent to increase the level of provisions against the portfolio, and currently anticipates an increase in the impairment charge relating to Irish exposures for the full year 2010 to approximately £4.3 billion on a combined businesses basis. This would result in an increase in provisions as a percentage of impaired Irish loans to approximately 54 per cent at the 2010 year end.

Lloyds Banking Group will announce its full year results on 25 February 2011.

– END –

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh EH1 1YZ

For further information:

Investor Relations
Kate O’Neill	+44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o’neill@ltsb-finance.co.uk

Michael Oliver	+44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Media Relations
Brigitte Trafford	+44 (0) 20 7356 1849
Group Communications Director
Email: brigitte.trafford@lloydsbanking.com

Sara Evans	+44 (0) 20 7356 2075
Media Relations Manager
Email: sara.evans2@lloydstsb.co.uk

Notes to editors:

Our portfolio in the Republic of Ireland comprised £26.7 billion of loans and advances to customers at 30 June 2010. These are being run off following our announcements in February 2010 of plans to close our retail and intermediary business in the Republic of Ireland, and in August 2010 of the transfer, subject to the necessary approvals, of the Bank of Scotland (Ireland) business to Bank of Scotland plc.

Within this portfolio, £11.7 billion of loans and advances were impaired at the half year, with impairment provisions accounting for 42 per cent of impaired loans, or approximately £4.9 billion (including the £1,557 million provision taken in the first half of 2010). Commercial Real Estate accounted for 42 per cent of assets (approximately £11 billion), with the balance of the portfolio broadly evenly split between loans and advances to Corporate customers and to Retail customers. Within Commercial Real Estate, 54 per cent of loans were for property investment, of which 45 per cent were impaired at the half year, and 46 per cent for property development, of which 90 per cent were impaired.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group’s or the Group’s management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Exhibit 2

112/10	2 November 2010

LLOYDS BANKING GROUP – INTERIM MANAGEMENT STATEMENT

Key highlights

The Group has continued to make good progress against its strategic objectives in the third quarter of 2010, building on the significant achievements of the first half of the year.  We have delivered good underlying income growth in our core businesses, lower costs through continued strong integration delivery, and remain on track to deliver moderately lower impairments at a Group level in the second half of the year. The Group has also continued to reduce the size of its balance sheet and has made excellent progress on its funding objectives.

•
Income – The Group has delivered good underlying income growth in its core business on a combined businesses basis (excluding the impact of liability management exercises) in the third quarter.  We continue to expect a modest improvement in the banking net interest margin in the second half of 2010.

•
Costs and integration savings – Costs in the quarter have continued to fall.  Integration savings are being delivered in line with our recent guidance and the Group remains on track to achieve circa £1.3 billion run rate of synergies and other operating efficiencies by the end of 2010 and £2.0 billion by the end of 2011.

•
Impairments – Impairments have continued to decline and the level of Group impairments for the full year is expected to be in line with our recent guidance, although the mix of impairment incidence is different with lower Wholesale impairments offset by higher Wealth and International charges.

•
Balance sheet – Good progress continues to be made in reducing the size of the balance sheet. Reductions continue to be achieved in the portfolios identified for run off at a similar pace to that seen in the first half.

•
Funding – The Group has made excellent progress on its funding objectives and, having exceeded our initial full year public term issuance plans of £25 billion by the end of September, has subsequently issued a further £2.5 billion of public term issuance.  As a result of the success of our funding plans, we have been able to voluntarily accelerate repayments of certain central bank facilities.

‘I am pleased to report that we had a good third quarter in our core business as we continue to deliver against the group guidance we provided at the interims.  Core income growth, margin improvement, integration savings, funding progress and balance sheet reduction all remain on target, giving us confidence that we will deliver a good financial performance for the current financial year.’

Eric Daniels
Group Chief Executive

Resilient operating performance

The Group has delivered good underlying income growth in its core business on a combined businesses basis (excluding the impact of liability management exercises), with income in the Group’s core banking businesses continuing to benefit from asset pricing which appropriately reflects the respective risk and cost of funds.

The banking net interest margin continues to improve and we continue to expect to see modest margin expansion in the second half of 2010, notwithstanding higher wholesale funding costs, partly as a result of our successful term funding issuance programme.

As we indicated at the time of our 2010 interim results, income levels are subject to certain volatility from the valuation of the embedded derivative within the Group’s Enhanced Capital Notes (ECNs) issued late last year.  In the third quarter, income has been impacted by a charge to reflect the change in the fair value of the embedded derivative within the ECNs which has slightly more than offset the £192 million gain reported for the first half of 2010.

The Retail division continued to experience good income growth during the third quarter.  In line with the first half this was primarily a result of the continued migration of mortgage business onto standard variable rate products and higher new business mortgage margins as assets are priced to more appropriately reflect risk and funding costs.  The demand for new lending remains subdued but gross mortgage lending during the third quarter was up on the same period last year.  New mortgage lending continues to be focused on supporting the home mover and first time buyer markets, and so far this year we have helped over 35,000 people buy their first home.  We have also seen a further increase in customer deposits in the quarter building on the growth delivered in the first half of 2010.

In the third quarter, Wholesale divisional income continued the trend of the first half with total income down slightly.  This was primarily driven by a decrease in net interest income arising from lower interest earning assets as we continue to reduce non-relationship assets.  The division has continued to support customers through the cycle and is meeting its lending commitments.  Gross lending to SMEs and corporates this year already accounts for over £35 billion.  Despite demand for corporate credit remaining relatively subdued, our relationship management and product delivery structure has continued to deliver good levels of cross-sales income.  Overall Wholesale divisional lending balances reduced slightly in the third quarter.

In the Wealth and International division, Wealth income was up slightly supported by growing customer deposits and new funds under management inflows.  Income in International businesses continued to fall due to very low levels of new lending activity, in line with our stated strategy, and the increasing income drag effect from rising levels of impaired assets.

In Insurance, new business sales in our life, pensions and investments businesses saw a similar rate of decline to that outlined at the Interim results.  This is largely attributable to the withdrawal of some lower return HBOS legacy products in the second half of 2009.  Our decision to refocus certain product offerings is continuing to deliver improving new business margins and internal rates of return, as outlined at the Interim results.

The Group’s focus on strong cost control continues to deliver savings.  The integration programme is progressing well and synergy savings continue to be delivered in line with recent guidance.  As a result, the Group remains on track to achieve circa £1.3 billion run rate of synergies and other operating efficiencies by the end of 2010.  We have recently started the migration of the Halifax and Bank of Scotland branches onto the Lloyds counter system.  The integration of the core banking systems, including the mortgage sales platform and key banking and savings product platforms, is progressing well and will be complete by the end of 2011.  As a consequence we remain confident of achieving a run rate of £2.0 billion per annum of cost synergies and other operating efficiencies by the end of 2011.

Review of impairments

Overall impairments have continued to decline and the level of Group impairments for the second half is expected to fall moderately from the first half, in line with our recent guidance.  The mix of impairment incidence is however different, with lower Wholesale impairments offset by higher Wealth and International charges.

Within our Retail division, new business credit quality on both the secured and unsecured books remains strong, reflecting prudent risk management.  The numbers of mortgage customers entering arrears and new repossessions have remained stable relative to the first half.  Within the unsecured book the number of cases entering arrears is also broadly stable.  As a result we therefore continue to expect to see modest reductions in the Retail impairment charge in the second half of 2010 compared to the first half of the year.

In the Wholesale division there has been a significant reduction in impairments, ahead of recent guidance, as we continue to benefit from the currently more stable economic conditions, particularly in the real estate market.

In Wealth and International, impairments continue at a high level.  In Ireland, impairment levels are expected currently to continue at similar levels to the first half of the year reflecting the well documented ongoing difficulties in the Irish economy.  In Australia, while we observe a generally robust economy, there are significant geographical and sector variations and property related assets situated outside the principal metropolitan areas have been particularly weak. As outlined at the half year we have exposure to these areas within our Australian portfolio and this has driven increased impairment levels.  As a result, Wealth and International impairments in the second half of 2010 are expected to be similar to the first half, although still lower than the second half of 2009 which we continue to believe represented the peak for impairments in this division.

We continue to monitor performance of all of our portfolios closely given the current economic climate both in the UK and globally.

Balance sheet and capital strength

Good progress continues to be made in managing the size and shape of the overall balance sheet and improving the quality of both assets and liabilities.  Further reductions in non-relationship assets have been achieved in the third quarter, with the pace of reduction similar to that seen in the first half. We remain firmly on track to deliver our targeted balance sheet reduction of £200 billion by 2014.

Our focus remains on growing customer relationship focused assets whilst running down our non-relationship assets as opportunities arise.  Supporting our relationship customers by continuing to lend on a commercial basis is at the heart of our core strategy and we remain on track to meet our lending commitments.  On a net basis, however, continued high levels of debt repayment from corporate and retail customers has resulted in a continued reduction in overall banking assets.  This, along with a reduction in non-relationship assets, has led to a further modest reduction in risk weighted assets, compared to the first half.

Deposits continued to grow in the third quarter, primarily from our retail customers.  As a result of the customer deposit growth and the reducing size of the banking balance sheet, the Group’s loan to deposit ratio continues to improve towards our stated goal of 140 per cent or less over the next few years.

The Group’s capital ratios remain strong and modestly higher than those reported at June 2010.  The Group welcomed the additional information on calibration and timing in the recent Basel announcements on future capital and liquidity requirements.  The Group is comfortable that it remains well positioned to meet the published Basel III requirements.

Strengthened funding and liquidity position

The Group continues to maintain a prudent approach to funding and has made excellent progress against its funding objectives.  Although wholesale funding market conditions have been variable during 2010, we have been pleased with the market appetite for our term issuance.  As a result, we completed our full year public term issuance plans of £25 billion by the end of September.  During the first nine months of 2010, we have also raised approximately £11 billion in private issuance.   In October, we have continued to respond to favourable market conditions and have issued a further £2.5 billion of public term issuance.

As a result of the increased flexibility achieved by the success of our funding plans, we have been able to voluntarily accelerate repayments of certain central bank facilities.

Summary

We continue to monitor the economic environment carefully but notwithstanding this we are pleased to be reporting good progress against our strategic priorities.  Based on the Group’s current economic and regulatory assumptions, we continue to expect the Group to deliver a good financial performance for the full year.

– END –

For further information:

Investor Relations
Kate O’Neill	+44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o’neill@ltsb-finance.co.uk

Michael Oliver	+44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Media Relations
Brigitte Trafford	+44 (0) 20 7356 1849
Group Communications Director
Email: brigitte.trafford@lloydsbanking.com

Mark Elliott	+44 (0) 20 7356 1164
Head of Media Relations, City
Email: mark.elliott2@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group’s or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Exhibit 3

114/10	3 November 2010

APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

As previously announced, Lloyds Banking Group plc (‘the Group’) has appointed António Horta-Osório to succeed Eric Daniels.  António will join the Group early in 2011 and will take over as Chief Executive Officer on 1 March 2011.

António Horta-Osório has been Chief Executive Officer of Santander UK since 2006.  He has led the successful expansion of the Santander Group in the UK through strong organic growth and the integration of the activities of Abbey, Alliance & Leicester and the Bradford & Bingley savings business.

Sir Win Bischoff, Chairman, Lloyds Banking Group said: “Mr António Horta-Osório stood out in an excellent shortlist of potential candidates for this position.  We are delighted to have attracted someone with his experience in, and understanding of, the UK retail and commercial banking industry, as well as his track record in integrating three well respected UK retail banking franchises.  António’s drive, enthusiasm and commitment to customers along with his proven ability to build and lead strong management teams will be of significant value to all stakeholders of the Group.  The Board and I look forward to working with him to ensure the success of the next stage of development of the Group.”

Eric Daniels, Group Chief Executive, Lloyds Banking Group commented: “I am pleased that António has been appointed as my successor.  I have known him for many years and admire the work he has done with Santander.  I am confident that I will be leaving the Group in good hands with António and the talented wider leadership team.”

António Horta-Osório said: “I am honoured to have been invited by the Board to undertake the challenge of leading Lloyds Banking Group.

“I am conscious of the vitally important role the Group plays in the UK’s social and economic fabric.  Lloyds is a key player in the UK economy and is instrumental in supporting the future growth and prosperity of the country. I am personally committed to ensuring the bank plays its part in lending to SMEs and supporting homeowners. To achieve this we will build on the Group’s focus of delivering growth through strong customer relationships and the creation of innovative products and services.

“I look forward to working with the Board and the management team to move Lloyds into the next phase of its development and realise the full potential of this Group.”

– END –

Notes to Editors

Biography

Mr Horta-Osório became Chief Executive of Santander UK in 2006.  He is Executive Vice President of the Santander Group and a member of its Management Committee, and also Chairman of Santander Totta in Portugal where he was Group Chief Executive from 1999 until 2006.  He was previously Group Chief Executive of Banco Santander Brazil.  Mr Horta-Osório started his career at Citibank Portugal where he was Head of Capital Markets.  At the same time, he was an assistant professor at Universidade Catolica Portuguesa.  He then worked for Goldman Sachs in New York and London.  In 1993, he joined Grupo Santander as Group Chief Executive of Banco Santander de Negocios Portugal.  He is a graduate of management and business administration at Universidade Catolica Portuguesa, and has a MBA from INSEAD where he was awarded the Henry Ford II prize – and an AMP from Harvard Business School.

In June 2009 he was appointed non-executive Director to the Court of the Bank of England.

He is 46 years old and married with three children.

Key compensation notes

Compensation arrangements include an annual salary of £1,035,000 and a discretionary annual bonus of up to a maximum of 225% of salary.  It is intended to award a long term performance-based share incentive of up to a maximum of 420% of salary for 2011 which will vest in three years and only if stretching performance targets have been exceeded by a significant margin.  Mr Horta-Osório will receive a cash allowance to fund personal pension arrangements, which will be £610,000 in 2011.  In addition, he will be compensated for the loss of deferred cash and shares and pension benefits he is giving up as a result of his resignation from the Santander Group.

The extent to which Mr Horta-Osório will receive future awards will depend on the performance of Lloyds Banking Group in the short, medium and longer term against stretching performance measures, including earnings, profit and share price growth and expanding the Group’s SME lending portfolio.

For further information:

Investor Relations
Kate O’Neill	+44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o’neill@ltsb-finance.co.uk

Michael Oliver	+44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Media Relations
Brigitte Trafford	+44 (0) 20 7356 1849
Group Communications Director
Email: brigitte.trafford@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group’s or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Exhibit 4

113/10	3 November 2010

LLOYDS BANKING GROUP ANNOUNCES APPOINTMENT OF NEW GROUP CHIEF EXECUTIVE

Lloyds Banking Group plc (‘the Group’) announces the appointment of António Horta-Osório to succeed Eric Daniels as Group Chief Executive.  António will join the Group early in 2011 and will take over as Group Chief Executive on 1 March 2011.

António Horta-Osório has been Chief Executive Officer of Santander UK since 2006.  He has led the successful expansion of the Santander Group in the UK through strong organic growth and the integration of the activities of Abbey, Alliance & Leicester and the Bradford & Bingley savings business.

Further details will be announced shortly.

– END –

For further information:

Investor Relations
Kate O’Neill	+44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o’neill@ltsb-finance.co.uk

Michael Oliver	+44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Media Relations
Brigitte Trafford	+44 (0) 20 7356 1849
Group Communications Director
Email: brigitte.trafford@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group’s or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Exhibit 5

16 November 2010

LLOYDS BANKING GROUP ANNOUNCES NEW BOARD APPOINTMENT

The board of Lloyds Banking Group is pleased to announce the appointment of Anita Frew as a new non-executive director. Ms Frew will join the board with effect from 1 December 2010 and will serve as a member of the Risk Oversight and Audit Committees. As is the case with all new board appointments, she will stand for election at the company’s next AGM in May 2011.

The appointment follows a comprehensive search process designed to bring a broad range of commercial perspectives to the board. Commenting, Sir Win Bischoff, Chairman, said: “We are delighted to welcome Anita to the board and look forward to working with her. Her extensive experience of public companies across a range of sectors, including manufacturing as well as banking and asset management, will enhance the diversity of perspectives on our board.”

Anita Frew said: “I am pleased to be joining the board of Lloyds Banking Group at such a pivotal time in its history. Together with my fellow directors, I very much look forward to contributing to the future direction of the Group.” ends

BIOGRAPHICAL DETAILS

Anita Frew

Anita is currently Chairman of Victrex, the FTSE 200 global manufacturer of high performance polymers, having previously been the senior independent director. Since 2000, she has held a portfolio of non-executive directorships, currently holding positions as a non-executive director of Aberdeen Asset Management, IMI and Northumbrian Water Ltd. Prior to this she was Executive Director of Abbott Mead Vickers, Director of Corporate Development at WPP Group, and has held various investment and marketing roles at Scottish Provident and the Royal Bank of Scotland.

– END –

For further information:
Investor Relations
Kate O’Neill	+44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o’neill@ltsb-finance.co.uk
Media Relations
Brigitte Trafford	+44 (0) 20 7356 1849
Group Communications Director
Email: brigitte.trafford@lloydsbanking.com

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh EH1 1YZ

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group’s or the Group’s management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.